UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

GREEN ENDEAVORS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39303M400
(CUSIP Number)

Richard Surber
59 West 100 South, 2nd Floor, Salt Lake City, Utah 8410
801-575-8073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ....39303M400.

1.	Names of Reporting Persons. Sack Lunch Productions, Inc.

I.R.S. Identification Nos. of above persons (entities only) 86-1062062.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) .
(b)

3.	SEC Use Only.
4.	Source of Funds (See Instructions) OO.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .
6.	Citizenship or Place of Organization Utah Corporation.

Number of Shares Bene-ficially by Owned by Each Reporting Person With

7.	Sole Voting Power 4,183,081
8.	Shared Voting Power. 0.
9.	Sole Dispositive Power 4,183,081.
10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,183,081
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 87.56%
14.	Type of Reporting Person (See Instructions) CO.

Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.
Common Stock, par value $0.0001, Richard Surber, CEO, 59 West 100 South 2nd Floor, Salt Lake City, UT 84101

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Sack Lunch Productions, Inc.
(b)	Utah corporation
(c)	59 West 100 South, 2nd Floor, Salt Lake City, UT 84101.
(d)	None.
(e)	None.
(f)	Utah Corporation

Item 3. Source and Amount of Funds or Other Consideration

Payment of accrued principal and interest on a debenture held by Sack Lunch Productions, Inc. issued by Green Endeavors, Inc., total amount of obligation satisfied by the issuance of the shares, $1,095,450.50.

Item 4. Purpose of Transaction

(a) none
(b) N/A
(c) N/A
(d) N/A
(e) N/A
(f) N/A
(g) N/A
(h) N/A
(i) N/A
(j) None

Item 5. Interest in Securities of the Issuer

(a)
Sack Lunch Productions, Inc. acquired 3,843,686 shares of the common stock of the Issuer in exchange for the satisfaction of $1,095,450.50 in debt owed to Sack Lunch by the Issuer.  Sack Lunch previously held 48,248 shares of the common stock and holds 10,000,000 shares of the Issuer's Supervoting Preferred Stock.  The new issuance provides Sack Lunch with 87.562% of the issued and outstanding shares of common stock and 100% of the Supervoting Preferred stock of the Issuer.

(b)	Sack Lunch holds sole voting power as to all of the shares held in its name.
(c)	None.
(d)	None.
(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Sack Lunch is not a party to any such agreements of any nature.

Item 7. Material to Be Filed as Exhibits

None

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date October 11th, 2016
Signature /s/ Richard Surber
Name/Title  Richard Surber, President and CEO of Sack Lunch Productions Inc.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)